UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on April 30, 2013, entitled "Notice of annual general meeting".

Notice of annual general meeting

The Annual General meeting of Statoil ASA (OSE:STL, NYSE:STO) will be held on 14 May 2013 at 17.00 at Stavanger Forum, Gunnar Warebergsgate 13, Stavanger, Norway.

Notice of annual general meeting is attached.

To the shareholders of Statoil ASA

NOTICE OF ANNUAL GENERAL MEETING

on 14 May 2013 at 17:00 (CET)

at Stavanger Forum, Gunnar Warebergsgate 13, 4021 Stavanger, Norway

AGENDA

  Opening of the annual general meeting by the chair of the corporate assembly (no voting)

  Registration of attending shareholders and proxies (no voting)

  Election of chair for the meeting
  The board of directors proposes that the general meeting elects the chair of the corporate assembly, Olaug Svarva, as chair of the meeting.

  Approval of the notice and the agenda

  Election of two persons to co-sign the minutes together with the chair of the meeting

  Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2012 including the board of directors' proposal for distribution of dividend
  The board of directors proposes a total dividend of NOK 6.75 per share for 2012. The dividend accrues to the shareholders as of 14 May 2013, with expected dividend payment on 29 May 2013.
  The expected payment date for dividends in USD to US ADR (American Depository Receipts) holders is 5 June 2013.

  The shares will be traded ex-dividend on the Oslo stock exchange from 15 May 2013. For US ADR holders, the ex-dividend date will be 17 May 2013.

  Proposal submitted by a shareholder regarding Statoil's activities in Canada
  A shareholder has proposed that the following resolution be adopted:

  "It is not in the shareholders' long-term interest that Statoil continues to extract tar sands.

  At least two-thirds of the world's current fossil-fuel reserves must remain in the ground if we are to have a 50% chance of reaching the internationally accepted goal of keeping global average temperatures below a 2-degree C. increase in relation to pre-industrial levels. Very high greenhouse gas emissions, economic uncertainty, local environmental risks, and breaches of local indigenous peoples' constitutional rights all contribute to making the extraction of tar sands an unacceptable strategic endeavour.

  Statoil shall withdraw from tar sands extraction in Canada."

  The board of directors' comments to the proposal will be available at www.statoil.com/agm before the annual general meeting.

  Proposal submitted by a shareholder regarding Statoil's activities in the Arctic
  A shareholder has proposed that the following resolution be adopted:

  "Petroleum operations in ice-laden waters are not permitted in Norway due to the lack of technology and capacity required to remove oil spills from the ice, among other reasons. Statoil should therefore not operate in ice-laden waters in other parts of the Arctic."

  The board of directors' comments to the proposal will be available at www.statoil.com/agm before the annual general meeting.

  Report on Corporate Governance
  Pursuant to section 5-6 (4) of the Norwegian Public Limited Companies Act, the Annual General Meeting shall review and evaluate the Board's report on Corporate Governance. The Corporate Governance report is available at www.statoil.com/agm

  The General Meeting shall carry out a consultative vote regarding the Corporate Governance report, and the board proposes that the General Meeting endorses the report.

  Declaration on stipulation of salary and other remuneration for executive management
  In accordance with section 6-16a of the Public Limited Companies Act, the board of directors will prepare a statement regarding the settlement of salary and other remuneration for executive management. The content of the statement is included in note 6 to Statoil's annual report and accounts for 2012 which have been prepared in accordance with accounting principles generally accepted in Norway (NGAAP). In accordance with section 5-6 (3) of the Public Limited Companies Act, the general meeting will consider the statement by an advisory vote.

  Determination of remuneration for the company's external auditor for 2012

  Amendment of Articles of Association
  The board proposes the following changes to the articles of association for Statoil ASA (proposed new text is underlined). Statoil ASA's current articles of association are available at www.statoil.com/articlesofassociation

  Articles of association, article 11
  "The duties of the nomination committee are to submit a recommendation to
  1. the annual general meeting for the election of shareholder-elected members and deputy members of the corporate assembly and remuneration of members of the corporate assembly;
  2. the annual general meeting for the election and remuneration of members of the nomination committee;
  3. the corporate assembly for the election of shareholder-elected members of the board of directors and remuneration of the members of the board of directors and
  4. the corporate assembly for the election of the chair and the deputy chair of the corporate assembly.

  The chair of the board of directors and the president and chief executive officer shall be invited to attend, without voting rights, at least one meeting of the nomination committee before it makes its final recommendation.

  The nomination committee consists of four members who must be shareholders or representatives of shareholders and who shall be independent of the board of directors and the company's management. The members of the nomination committee, including the chair, shall be elected by the annual general meeting. The chair of the nomination committee and one other member shall be elected from among the shareholder-elected members of the corporate assembly. The members of the nomination committee are normally elected for a term of two years. Personal deputy members for one or more of the nomination committee's members may be elected in accordance with the same criteria as described above. A deputy member only meets for the member if the appointment of that member terminates before the term of office has expired.

  If the appointment of a member of the nomination committee terminates before the term of office has expired, the election of a new member can be deferred until the next general meeting of shareholders. If that member has a personal deputy member, the deputy member will function as a member of the nomination committee until a new election has been held. If the appointment of the chair terminates before his/her term of office has expired, the committee elects from among its members a new chair to hold office until the next general meeting of shareholders.

  The annual general meeting stipulates the remuneration to be paid to members of the nomination committee. The company will cover the costs of the nomination committee.

  The general meeting may adopt instructions for the nomination committee."

  Determination of remuneration for the corporate assembly
  The nomination committee proposes the following changes to the remuneration to the corporate assembly:

	From		To
Chair	NOK	107,900/annually	NOK	112,200/annually
Deputy chair	NOK	56,800/annually	NOK	59,100/annually
Members	NOK	39,900/annually	NOK	41,500/annually
Deputy members	NOK	5,700/meeting	NOK	5,900/meeting

  Election of member to the nomination committee
  Ingrid Dramdal Rasmussen has informed that she wishes to withdraw from the nomination committee, as she has relinquished her position as a director general in the department for economic and administrative affairs at the Ministry of Petroleum and Energy. Rasmussen was elected until the annual general meeting in 2014.

  The nomination committee nominates the following member of the nomination committee until the annual general meeting in 2014:

  Elisabeth Berge, Secretary General, Ministry of Petroleum and Energy

  As a personal deputy member for Elisabeth Berge, the nomination committee nominates the following member of the nomination committee until the annual general meeting in 2014:

  Johan A. Alstad, Deputy Director General, Ownership Section, Ministry of Petroleum and Energy

  The nomination committee's reasons for the nomination is available at www.statoil.com/agm.

  The other members of the nomination committee, Olaug Svarva (chair), Tom Rathke and Live Haukvik Aker, are elected until the annual general meeting in 2014.

  Determination of remuneration for the nomination committee
  The nomination committee proposes the following changes to the remuneration to the nomination committee:

	From		To
Chair	NOK	10,800/meeting	NOK	11,200/meeting
Members	NOK	8,000/meeting	NOK	8,300/meeting

  16. Authorisation to acquire Statoil ASA shares in the market in order to continue operation of the share saving plan for employees
  Since 2004, the company has offered a share saving plan for employees in the group. The purpose of this scheme is to enhance a good business culture and encourage loyalty through employees becoming part-owners of the company. In Norway, more than 80% of the employees participate in the share saving plan. At the annual general meeting in 2012 it was decided to authorise the board to acquire shares in the market for this purpose. This authorisation expires on the date of the annual general meeting 2013. It is proposed that the general meeting gives the board a new authorisation to acquire shares in the market, in order to continue the company's share saving plan.

  Proposed resolution:
  "The board of directors is authorised on behalf of the company to acquire Statoil shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 27,500,000. Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group's share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

  The authorisation is valid until the next annual general meeting, but not beyond 30 June 2014.

  This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 15 May 2012."

  Authorisation to acquire Statoil ASA shares in the market for subsequent annulment
  The board of directors requests the annual general meeting for authorisation to repurchase up to 75,000,000 of the company's own shares in the market (approximately 2.4% of the company's share capital) in accordance with the Public Limited Companies Act section 9-4. Such authorisation is common in many listed companies. The repurchase of own shares benefits shareholders by the remaining shares representing an increased ownership interest in the company.

  The reason for the request for such an authorisation is to enable Statoil's board of directors to utilise this mechanism permitted by the Public Limited Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company's capital structure in order to make it more expedient.

  Statoil's dividend policy was revised 10 February 2010:

  "It is Statoil's ambition to grow the annual cash dividend, measured in NOK per share in line with long term underlying earnings. When deciding the annual dividend level, the board will take into consideration expected cash flow, capital expenditure plans, financing requirements and appropriate financial flexibility. In addition to cash dividend, Statoil might buy back shares as part of total distribution of capital to the shareholders"

  It is a precondition that the repurchased shares are subsequently annulled through a resolution by a new general meeting to reduce the company's share capital. It is also a precondition for the repurchase and the annulment of own shares that the state's ownership interest in Statoil ASA is not changed. In order to achieve this, a proposal for the redemption of a proportion of the state's shares, so that the state's ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the annulment of the repurchased shares. The state currently has an ownership interest of 67%, and the total repurchase/redemption and annulment could thus involve up to 227,272,727 shares (approximately 7.1% of the company's share capital).

  It is a precondition for the board of directors' request for authorisation to repurchase own shares that Statoil and the state represented by the Ministry of Petroleum and Energy, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent annulment and the redemption of a corresponding number of the state's shares. On redemption of the shares, Statoil ASA will pay a price to the state for each share corresponding to a volume-weighted average of the price paid by Statoil ASA for shares purchased in the market plus interest compensation calculated from the date of the individual repurchases until payment is effected.

Proposed resolution:
"The board of directors of Statoil ASA is hereby authorised to acquire in the market, on behalf of the company, Statoil ASA shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company's share capital, pursuant to the Public Limited Companies Act section 12-1.

The authorisation is valid until the next ordinary general meeting."

Registration
Shareholders wishing to attend, either in person or by proxy, must register by 10 May 2013 at 12:00 (CET). Registration may be sent electronically through the company's website www.statoil.com/agm or through VPS Investor Services. It may also be sent by e-mail: genf.statoil@dnb.no, by post to DNB Bank ASA, Registrar's Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway or be faxed to +47 22 48 11 71. The registration form has been distributed to the shareholders.

A shareholder, not present himself/herself at the general meeting, may prior to the general meeting cast a vote on each agenda item via the company's website www.statoil.com/agm or via VPS Investor Services (PIN-code and reference number from the notice of attendance is required). The deadline for prior voting is 10 May 2013 at 12:00 (CET). Until the deadline, votes already cast may be changed or withdrawn. Votes already cast prior to the general meeting will be considered withdrawn in the event of a shareholder attending the general meeting in person or by proxy.

Shareholders wishing to vote at the annual general meeting by proxy may send their proxy form electronically via VPS Investor Services, or to DNB Bank ASA, Registrar's Department, by the above-mentioned deadline. A proxy form, with instructions for use, has been distributed to the shareholders. Identity papers of both the proxy and the shareholder, and a certificate of registration if the shareholder is a corporate body, must be enclosed with the proxy form.

If shares are registered by a nominee in the VPS register, cf. section 4-10 of the Norwegian Public Limited Companies Act, and the beneficial shareholder wishes to vote for his/her shares, then the beneficial shareholder must re-register the shares in a separate VPS account in his/her own name prior to the general meeting. If the holder can prove that such steps have been taken and that the holder has a de facto shareholder interest in the company, the holder may, in the company's opinion, vote for the shares. Decisions regarding voting rights for shareholders and proxy holders are made by the person opening the meeting, whose decisions may be reversed by the general meeting by simple majority vote.

Statoil ASA is a Norwegian public limited company governed by Norwegian law, including the Public Limited Companies Act and the Securities Trading Act. As of the date of this notice, the company has issued 3,188,647,103 shares, each of which represents one vote. The shares also confer equal rights in all other respects. As of the date of this notice, the company has 6,537,037 shares which will not be voted for.

A shareholder has the right to have items included in the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included in the agenda, 28 days prior to the general meeting at the latest.

A shareholder may bring advisors to the general meeting and let one advisor speak on his/her behalf.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report, (ii) items that are presented to the shareholders for decision, and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

Notice of the annual general meeting and other case documents, including the annual report and accounts, and auditor's report for 2012, are available on www.statoil.com/agm. Shareholders can request written distribution of the material from www.statoil.com/agm.

Notice of attendance and power of attorney for the annual general meeting have been distributed to the shareholders together with the notice of the meeting.

Stavanger, 11 March 2013

The board of directors of Statoil ASA

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: April 30, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer